UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JAGGED PEAK ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

47009K107

(CUSIP Number)

Colin W. Roberts

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701

(737) 704-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer and Sean Wheeler

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

October 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47009K107

1.	NAME OF REPORTING PERSON Parsley Energy, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 146,337,026(1)(2)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,337,026(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%(3)
14.	TYPE OF REPORTING PERSON CO

(1)

Represents 146,337,026 shares of common stock, par value $0.01 per share (“Jagged Peak Common Stock”), of Jagged Peak Energy, Inc. (the “Issuer” or “Jagged Peak”) held by Q-Jagged Peak Energy Investment Partners, LLC (“Quantum”).

(2)

The Reporting Person does not own any shares of Jagged Peak Common Stock. However, because the Reporting Person is a party to the Voting and Support Agreement (as defined in Item 3 below) and was granted a proxy to vote Quantum’s shares of Jagged Peak Common Stock pursuant to such agreement, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 146,337,026 shares of Jagged Peak Common Stock with respect to the matters covered by the Voting and Support Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Jagged Peak Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)

Calculation of percentage based on 213,404,153 shares of Jagged Peak Common Stock issued and outstanding as of October 11, 2019 as disclosed in the Merger Agreement (as defined below), which is included as Exhibit A and incorporated by reference herein.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (“Jagged Peak Common Stock”), of Jagged Peak Energy Inc., a Delaware corporation (the “Issuer” or “Jagged Peak”). The principal executive offices of Jagged Peak are located at 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202.

Item 2.	Identity and Background

(a)    This Schedule 13D is filed on behalf of Parsley Energy, Inc., a Delaware corporation (the “Reporting Person” or “Parsley”).

(b)    The principal business address of Parsley is 303 Colorado Street, Suite 3000, Austin, Texas 78701.

(c)    The principal business of Parsley is the acquisition, development, exploration and production of unconventional oil and natural gas properties in the Permian Basin in West Texas.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

(d)-(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    As set forth in Annex A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2019, Parsley entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Jagged Peak and Jackal Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Parsley (“Merger Sub”), pursuant to which Parsley will acquire Jagged Peak in exchange for shares of Class A common stock, par value $0.01 per share, of Parsley (the “Parsley Class A Common Stock”).

On October 14, 2019, concurrently with the execution and delivery of the Merger Agreement, Parsley entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Q-Jagged Peak Energy Investment Partners, LLC (“Quantum”).

The shares of Jagged Peak Common Stock to which this Schedule 13D relates have not been purchased by Parsley, and no funds were expended in connection with the execution of either the Merger Agreement or the Voting and Support Agreement.

Item 4.	Purpose of the Transaction

(a)-(j)     Under the terms of the Merger Agreement, (i) Merger Sub shall merge with and into Jagged Peak (the “Merger”) and the separate corporate existence of Merger Sub shall cease with Jagged Peak continuing as the surviving entity in the Merger, and (ii) subsequently, Jagged Peak shall merge with and into a wholly owned Delaware limited liability company subsidiary of Parsley (“Merger Sub 2”), with Merger Sub 2 continuing its existence as the surviving entity (the “Second Merger” and, together with the Merger, the “Integrated Mergers”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Jagged Peak Common Stock, as of immediately prior to the Effective Time, will be converted into the right to receive 0.447 shares of Parsley Class A Common Stock.

The closing of the Merger is conditioned on certain conditions, including, among others, (i) the receipt of the required approvals from each of Parsley’s and Jagged Peak’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (iii) the absence of any law or order prohibiting the consummation of the Merger, (iv) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of Parsley Class A Common Stock issuable in the Merger are registered with the Securities and Exchange Commission (the “SEC”), (v) the authorization for listing of Parsley Class A Common Stock issuable in the Merger on the New York Stock Exchange and (vi) the delivery of opinions of counsel to Jagged Peak and Parsley to the effect that the Integrated Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the U.S. tax code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

As an inducement to Parsley entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Parsley entered into the Voting and Support Agreement with Quantum. The Voting and Support Agreement requires, subject to the terms and conditions thereof, that Quantum vote its shares of Jagged Peak Common Stock (i) in favor of the approval of the Merger Agreement and the approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement and (ii) against specified actions that would adversely affect, discourage or delay the Merger, including specified actions that contemplate alternative transactions. In addition, Quantum granted Parsley an irrevocable proxy to vote Quantum’s shares of Jagged Peak Common Stock as provided above.

The Voting and Support Agreement restricts Quantum from selling, transferring or otherwise disposing of Jagged Peak Common Stock owned by Quantum until the termination of the Merger Agreement or the effective time of the Merger, whichever is earlier.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which Jagged Peak would become a direct wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of the Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the termination of the Issuer’s listing on NYSE and (v) the termination of the Jagged Peak Common Stock’s registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except for the transactions contemplated by the Merger Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of (i) the Merger Agreement included as Exhibit A and (ii) the Voting and Support Agreement included as Exhibit B, each of which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Jagged Peak Common Stock. However, because of Quantum’s obligations under the Voting and Support Agreement pursuant to which it granted a proxy to vote its shares to the Reporting Person, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 146,337,026 shares of Jagged Peak Common Stock in favor of the approval of the Merger Agreement and the approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 146,337,026 shares of Jagged Peak Common Stock.

The shares of Jagged Peak Common Stock subject to the Voting and Support Agreement represent approximately 68.6% of the outstanding shares of Jagged Peak Common Stock, based on a total of 213,404,153 shares of Jagged Peak Common Stock outstanding as of October 11, 2019 as disclosed in the Merger Agreement, which is included as Exhibit A and incorporated by reference herein.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Jagged Peak Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, none of persons listed in Annex A hereto beneficially own any shares of Jagged Peak Common Stock.

(c)    Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting and Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Jagged Peak Common Stock during the past 60 days.

(d)    The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Jagged Peak Common Stock subject to the Voting and Support Agreement. The Reporting Person has no pecuniary interest in the shares of Jagged Peak Common Stock subject to the Voting and Support Agreement.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Merger Agreement and the Voting and Support Agreement in Item 4 are hereby incorporated into this Item 6 by reference. Each of (i) the copy of the Merger Agreement included as Exhibit A and (ii) the copy of the Voting and Support Agreement included as Exhibit B is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Person and any other person with respect to the Jagged Peak Common Stock.

Item 7.	Material to be Filed as Exhibits

A.

Agreement and Plan of Merger, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jackal Merger Sub, Inc. and Jagged Peak Energy Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-36463) filed with the SEC on October 15, 2019).

B.

Voting and Support Agreement, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jackal Merger Sub, Inc., Q-Jagged Peak Energy Investment Partners, LLC and Jagged Peak Energy Inc. dated as of October 14, 2019 (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-36463) filed with the SEC on October 15, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2019

PARSLEY ENERGY, INC.

By:	/s/ Colin W. Roberts
Name:	Colin W. Roberts
Title:	Executive Vice President—General Counsel

Annex A

DIRECTORS OF REPORTING PERSON

The name, principal occupation or employment and citizenship of each director of the Reporting Person are set forth below. The business address of each person listed below is 303 Colorado Street, Suite 3000, Austin, Texas 78701.

Name	Title	Principal Occupation and Employer	Citizenship

Bryan Sheffield	Executive Chairman and Chairman of the Board of Parsley Energy, Inc.	Not applicable.	United States

Matt Gallagher	President and Chief Executive Officer and Director of Parsley Energy, Inc.	Not applicable.	United States

A.R. Alameddine	Director of Parsley Energy, Inc.	Not applicable.

Ronald Brokmeyer	Director of Parsley Energy, Inc.	Not applicable.	United States

William L. Browning	Director of Parsley Energy, Inc.	Not applicable.	United States

Dr. Hemang Desai	Director of Parsley Energy, Inc.	Accounting Department Chair and Robert B. Cullum Professor of Accounting, Southern Methodist University	United States

Karen Hughes	Director of Parsley Energy, Inc.	Worldwide Vice Chair, Burson, Cohn & Wolfe	United States

David H. Smith	Director of Parsley Energy, Inc.	Vice-President, Davis, Gerald & Cremer, P.C.	United States

Jerry Windlinger	Director of Parsley Energy, Inc.	Not applicable.	United States

EXECUTIVE OFFICERS OF REPORTING PERSON

The name, principal occupation or employment and citizenship of each executive officer of the Reporting Person are set forth below. The business address of each person listed below is 303 Colorado Street, Suite 3000, Austin, Texas 78701.

Name	Title / Principal Occupation and Employer	Citizenship

Bryan Sheffield	Executive Chairman and Chairman of the Board of Parsley Energy, Inc.	United States

Matt Gallagher	President and Chief Executive Officer and Director of Parsley Energy, Inc.	United States

Ryan Dalton	Executive Vice President—Chief Financial Officer of Parsley Energy, Inc.	United States

David Dell’Osso	Executive Vice President—Chief Operating Officer of Parsley Energy, Inc.	United States

Colin Roberts	Executive Vice President—General Counsel and Secretary of Parsley Energy, Inc.	United States

Mike Hinson	Senior Vice President — Corporate Development of Parsley Energy, Inc.	United States